Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated February 11, 2020

Supplementing the Preliminary Prospectus Supplement, dated February 11, 2020

Registration No. 333-226709-114

HCA Inc.

$2,700,000,000 3.500% Senior Notes due 2030

Pricing Supplement

Pricing Supplement dated February 11, 2020 to HCA Inc.’s Preliminary Prospectus Supplement dated February 11, 2020. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change in Offering Size and Use of Proceeds

The total size of the offering has been increased from $1,000,000,000 to $2,700,000,000. The proposed use of proceeds has been updated to add that a portion of the net proceeds, plus cash on hand, will be used to redeem all $2,000,000,000 outstanding aggregate principal amount of the Issuer’s existing 7.50% Senior Notes due 2022. Corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

Issuer	HCA Inc.

Aggregate Principal Amount	$2,700,000,000

Title of Security	3.500% Senior Notes due 2030 (the “notes”)

Maturity	September 1, 2030

Spread to Treasury	192 basis points

Benchmark Treasury	UST 1.75% due November 15, 2029

Coupon	3.500% per annum

Public Offering Price	100.000% plus accrued interest, if any, from February 26, 2020

Yield to Maturity	3.500%

Interest Payment Dates	September 1 and March 1 of each year, beginning on September 1, 2020

Record Dates	August 15 and February 15 of each year

Gross Proceeds	$2,700,000,000

Net Proceeds to Issuer before Expenses	$2,673,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 CA5 ISIN: US404119CA57

Optional Redemption

Prior to March 1, 2030, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(a)   100% of the aggregate principal amount of the notes to be redeemed, and

(b)   an amount equal to the sum of the present value of (i) the payment on March 1, 2030 of principal of the notes to be redeemed and (ii) the payment of the remaining scheduled payments through March 1, 2030 of interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), in each case discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after March 1, 2030, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	February 11, 2020

Settlement Date:

February 26, 2020 (T+10)

We expect that delivery of the notes will be made to investors on or about February 26, 2020, which will be the tenth business day following the date of this Pricing Supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to the date of delivery hereunder should consult their advisors.

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $2.671 billion.

We intend to use the net proceeds of this offering for the redemption of all $1.000 billion outstanding aggregate principal amount of HCA Healthcare, Inc.’s existing 6.25% Senior Notes due 2021 and, together with cash on hand, for the redemption of all $2.000 billion outstanding aggregate principal amount of the Issuer’s existing 7.50% Senior Notes due 2022.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-226709)

Joint Book-Running Managers

J.P. Morgan Securities LLC

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers	Capital One Securities, Inc. Mizuho Securities USA LLC Fifth Third Securities, Inc. MUFG Securities Americas Inc. Regions Securities LLC Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Healthcare, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by calling J.P. Morgan Securities LLC collect at (866)-803-9204 or writing to J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.